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                             December 16, 2022

       David Foulkes
       Chief Executive Officer
       Brunswick Corporation
       26125 N. Riverwoods Blvd., Suite 500
       Mettawa, IL 60045-3420

                                                        Re: Brunswick
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 16,
2022
                                                            File No. 001-01043

       Dear David Foulkes:

              We have reviewed your December 5, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 18, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 32

   1. We note your response to prior comment 3. Please further revise your disclosures to provide additional
quantification regarding the effect of each factor identified as impacting SG&A expense
as a percentage of revenue. For example, your analysis
                                                        currently states that
the increase in SG&A expense during the nine months ended October
                                                        1, 2022 reflects the
impact of 2021 acquisitions, increased spending on sales and marketing, ACES
programs, and other growth initiatives, partially offset by increased net sales, but does not
appear to quantify the impact of such changes. Also, refrain from using terms such as
"primarily" in lieu of providing more specific quantitative disclosure. Refer to Item 303(b) of
Regulation S-K.
 David Foulkes
Brunswick Corporation
December 16, 2022
Page 2
Notes to Consolidated Financial Statements
Note 6. Segment Information, page 73

2. Please address the following as it relates to your response to prior comment 7:
          Provide a more detailed description of the type of products sold by each of the P&A operating segments as referenced in Note 5, and tell us how you determined that the nature of such products is similar. In this regard, explain how consumables sold by the Engine Parts and Accessories operating segment, such as engine oils and lubricants and marine parts and accessories are similar to the products sold by the
          ASG operating segment, such as marine electronics and control systems, instruments, trolling motors, fuel systems, and electrical systems, as well as specialty vehicle, mobile, and transportation aftermarket products.
          Explain further your statement that the ASG operating segment sells and distributes products similar to Engine P&A products within the Attwood, RELiON, and Power
          Products businesses and tell us how significant these businesses are, both quantitatively and qualitatively, to the ASG operating segment. Provide us with the actual operating margin information for each historical and
          forecasted period considered in your analysis (including to date in fiscal 2022)
          separately for each of the Engine P&A and ASG operating segments. Tell us the additional financial information considered when evaluating the economic
          characteristics of each of these operating segments and at a minimum provide a quantified discussion of the gross margins and revenue separately for each.
          Explain further your statement that overall operating margins by product group and product types are generally consistent within each of the individual operating segments. In your response, provide a breakdown of operating margins by each product group and product type within each of the two operating segments.
          Explain further how you considered the production processes are similar for each operating segment. For example, tell us whether both operating segments share the same or similar production facilities and equipment, work force, or raw materials.

      You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Kathleen Collins,
Accounting Branch Chief at 202-551-3499 with any questions.



                                                           Sincerely,
FirstName LastNameDavid Foulkes
                                                           Division of
Corporation Finance
Comapany NameBrunswick Corporation
                                                           Office of Technology
December 16, 2022 Page 2
cc:       Ryan M. Gwillim
FirstName LastName